                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

ngold@fulbright.com                                telephone:     (212) 318-3000
direct dial: (212) 318-3022                        facsimile:     (212) 318-3400

May 5, 2005

BY EDGAR
--------

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Lipman Electronic Engineering Ltd.
                           Registration Statement on Form F-3
                           Filed April 26, 2005
                           File No. 333-124328
                           -------------------

Dear Ms. Jacobs:

         On behalf of Lipman Electronic Engineering Ltd. ("Lipman"), we are
filing by EDGAR transmission Amendment No. 1 (the "Amendment No. 1") to the above-referenced registration statement on Form F-3 in respect of 2,269,000 ordinary shares of Lipman (the "Registration Statement").

         On May 4, 2005, Adam Halper of the SEC orally advised us of three comments from the Staff with respect to the Registration Statement. The Staff's oral comments are provided below followed by responses of Lipman to those comments. Page references in response to the Staff's comments correspond to page numbers in the marked copy of the Amendment. For convenience, marked copies are being provided to the examiners.

FORM F-3
--------

Table in "Principal and Selling Shareholders" on page 22:
---------------------------------------------------------

         1. The Staff requested that Lipman make clearer that the shares listed under Mivtach Shamir Holdings, Ltd. and Meir Shamir and under Mez-Op Holdings
Ltd. and Ishay Davidi are the same shares.

Response: As requested by the Staff in response to the Staff's comment, Lipman has (a) added a reference to footnote (1) next to the number of shares beneficially owned before the offering by

Houston o New York o Washington DC o Austin o Dallas o Los Angeles o Minneapolis
                  o San Antonio o Hong Kong o London o Munich

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
May 5, 2005

Mivtach Shamir Holdings Ltd. and (b) added a reference to footnote (4) next to the number of shares beneficially owned before the offering by Mez-Op Holdings
Ltd.

ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004
---------------------------------------------------------------

         2. The Staff requested that Lipman supplementally confirm that, after reviewing the two amendments to Lipman's Annual Report on Form 20-F for the year ended December 31, 2004 (the "2004 20-F"), Lipman believed that (a) there were no significant deficiencies or material weaknesses in its internal controls and
(b) its disclosure controls and procedures were effective.

         Response: In response to the Staff's comment, Lipman supplementally confirms to the Staff that, after reviewing the two amendments to the 2004 20-F,
Lipman believes that (a) there were no significant deficiencies or material weaknesses in its internal controls and (b) its disclosure controls and procedures were effective.

         3. The Staff requested that Lipman supplementally confirm that its disclosure controls and procedures referred to in Item 15 of the 2004 20-F met the definition contained in Rule 15d-15(e ) under the Securities Exchange Act of
1934.

Response: In response to the Staff's comment, Lipman supplementally confirms to the Staff that, as required under Rule 15d-15(e) under the Exchange Act, its disclosure controls and procedures are designed to ensure that information required to be disclosed by Lipman in its reports that it files or submits under the Exchange Act is accumulated and communicated to Lipman's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

                                      * * *

         If you have any further questions or need any further information, please call the undersigned at (212) 318-3022 or Susan Lee of this office at
(212) 318-3141.

                                               Very truly yours,

                                               /s/ Neil Gold

                                               Neil Gold

cc:   Adam Halper, Esq. (SEC)